FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a notice regarding the completion of the delisting process from the London Stock Exchange.

BANCO DE CHILE
REPORT ON FORM 6-K

Notice Regarding Completion of Delisting from the London Stock Exchange

Santiago, Chile — Pursuant to its announcement made on November 23, 2015, Banco de Chile (the “Company”), applied to each of the UK Listing Authority and the London Stock Exchange for, respectively, the cancellation of the standard listing of the Company’s American Depositary Receipts representing shares of its common stock (the “ADRs”) from the Official List and the cancellation of the admission to trading of the ADRs from the Main Market of the London Stock Exchange. The Company hereby announces that such delisting took effect from 8:00 a.m. (London time) on December 22, 2015.

The ADRs continue to be listed on the New York Stock Exchange.

For further information please contact:

Pablo Mejia Ricci

Head of Investor Relations

Banco de Chile

Investor Relations Department

Tel: +56 2 2653 3554

Email: pmejiar@bancochile.cl

Website: http://ww3.bancochile.cl/wps/wcm/connect/Investor-Relations/portal

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2015

Banco de Chile

/S/ Arturo Tagle Q.
	By:	Arturo Tagle Q.
CEO